UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

GRAMERCY CAPITAL CORP.
(Name of Issuer)

8.125% Series A Cumulative Redeemable Preferred Stock, Par Value $0.001 per share
 (Title of Class of Securities)

384871307
 (CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, LLC
One Letterman Drive, Building D, Suite DM700
San Francisco, CA 94129
(415) 680-1180

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 22, 2011
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	384871307

1		NAMES OF REPORTING PERSONS Indaba Capital Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		806,815

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		806,815

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

806,815

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.88% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
           (1)  Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the “Issuer”) based on information provided by the Issuer.

CUSIP No.	384871307

1		NAMES OF REPORTING PERSONS Indaba Partners, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		806,815

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		806,815

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

806,815

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.88% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
           (1)  Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the “Issuer”) based on  information provided by the Issuer.

CUSIP No.	384871307

1		NAMES OF REPORTING PERSONS Indaba Capital Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		806,815

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		806,815

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

806,815

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.88% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
           (1)  Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the “Issuer”) based on information provided by the Issuer.

CUSIP No.	384871307

1		NAMES OF REPORTING PERSONS Derek C. Schrier

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		806,815

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		806,815

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

806,815

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.88% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
           (1)  Calculation of the foregoing percentage is based on 3,525,822 shares of 8.125% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share, of Gramercy Capital Corp. (the “Issuer”) based on information provided by the Issuer.

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned on August 4, 2011, as amended by Amendment No. 1 to Schedule 13D on September 30, 2011 (as amended, the “Original Schedule 13D”).  This Amendment No. 2 amends the Original Schedule 13D as specifically set forth herein. Capitalized terms used but not defined in this Amendment No. 2 have the meanings provided in the Original Schedule 13D.

The Reporting Persons have not determined that the limited voting rights of the Preferred Stock should result in the shares of Preferred Stock to which this Schedule 13D relates being deemed to be voting, equity securities subject to the reporting obligations under Section 13(d) of the Act, but have elected to take a conservative position with respect to the matter and as a result have voluntarily made this filing on Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

On November 16, 2011, the Issuer announced that a special meeting of holders of Preferred Stock (the “Special Meeting”) has been called for Tuesday, January 17, 2012, at 9:30 a.m., local time, at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York. The Board has fixed the close of business on November 11, 2011 as the record date for the determination of holders of the Preferred Stock entitled to notice of, and to vote at, the Special Meeting.

In connection with the Special Meeting, in accordance with Article FIRST, Section 10 of the Articles Supplementary and Article II, Section 12(b) of the Amended and Restated Bylaws of the Company, Cede & Co., on behalf of, and as the record holder of the Preferred Stock beneficially owned by, Indaba Capital Fund, L.P. (the “Fund”), has delivered to the Issuer a written notice, substantially in the form set forth on Schedule A, nominating William H. Lenehan (the “Nominee”) as a nominee to be elected as a member of the Board at the Special Meeting.

Since June, 2011, the Nominee has been the Interim Chief Executive Officer of MI Developments, Inc., a real estate operating company.  He also serves as a member of the Board of Directors of MI Developments, Inc. and its Strategic Review Committee.  From August 2001 to February 2011, the Nominee was an investment professional at Farallon Capital Management, L.L.C. in the real estate group, where he was involved with numerous private equity investments in the real estate sector, including office buildings, residential land, resort communities, mixed use properties and retail properties.  The Nominee has a BA in economics and classics from Claremont McKenna College.

The Nominee has consented to being named as a nominee for the Board in any proxy, consent or information statement issued relating to the election of directors of the Issuer at any Special Meeting of holders of Preferred Stock or otherwise and has agreed to serve as a director if so elected.  To the knowledge of the Reporting Persons, the Nominee does not beneficially own any Preferred Stock or common stock, par value $0.001 per share (the “Common Stock”), of the Issuer.

As holders of Preferred Stock, the Reporting Persons are considering their options with respect to the election of directors at the Special Meeting, but intend to vote for the Nominee at the Special Meeting and anticipate seeking proxies from other holders of Preferred Stock.  In connection therewith, the Reporting Persons may from time to time engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the election of directors at the Special Meeting.

In addition to the Preferred Stock, the Fund holds 966,200 shares of Common Stock as of the date hereof.  Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Preferred Stock and Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Preferred Stock and the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Preferred Stock and/or Common Stock, selling some or all of their Preferred Stock and/or Common Stock, engaging in hedging or similar transactions with respect to the Preferred Stock and/or Common Stock, or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.  The Reporting Persons may also, from time to time, enter into and dispose of physical and/or cash-settled equity swaps, exchange traded and/or “over-the-counter” puts and calls, warrants, forward purchase or sale transactions, future transactions, cap transactions, floor transactions, collar transactions, or other options or derivative or risk management transactions with one or more counterparties that are based upon the value of the Preferred Stock and/or Common Stock.

To the extent applicable to other items of this Schedule 13D, information disclosed in this Item 4 shall be deemed to be disclosed in such other items.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:             Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2011

INDABA CAPITAL MANAGEMENT, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	Indaba Partners, LLC, its general partner

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
Derek C. Schrier

Schedule A

FORM OF NOTICE OF NOMINATION FOR ELECTION TO THE BOARD OF DIRECTORS

Cede & Co.
C/o The Depository Trust Company
55 Water Street
New York, NY 10041

                            November 21, 2011
Gramercy Capital Corp.
420 Lexington Avenue
New York, NY 10170
Attention: Robert R. Foley, Secretary and Chief Operating Officer

Dear Mr. Foley,

Cede & Co., the nominee of The Depository Trust Company (“DTC”), is a holder of record of 806,815 shares of 8.125% Series A Cumulative Redeemable Preferred Stock (CUSIP: 384871307) (“Series A Preferred Stock”) of Gramercy Capital Corp. (the “Company”).  DTC is informed by its Participant, Goldman Sachs & Co. (the “Participant”) that on November 11, 2011, the record date for the special meeting of holders of Series A Preferred Stock to be held on Tuesday, January 17, 2012 (the “Special Meeting”), 806,815 of such shares (the “Shares”) credited to Participant’s DTC account are beneficially owned by Indaba Capital Fund, L.P., a customer of Participant, with an address of c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

In connection with the Special Meeting, at the request of Participant on behalf of Indaba Capital Fund, L.P., Cede & Co., as a holder of record of the Shares, hereby nominates William H. Lenehan for election to the board of directors of the Company.  Such nomination is made pursuant to Article FIRST, Section 10 of the Articles Supplementary of the Series A Preferred Stock and Article II, Section 12(b) of the Amended and Restated Bylaws of the Company.

Cede & Co. has been informed by the Participant that Mr. Lenehan has consented to be named in any proxy, consent or information statement relating to the Special Meeting and to serve as a director if elected, and we have been advised that Indaba Capital Fund, L.P. has no reason to believe that Mr. Lenehan will be unable to serve.  Exhibit A to this letter contains the relevant information with respect to the nominee.  Exhibit B contains the written consent of Mr. Lenehan to being named in the proxy, consent, or information statement relating to the Special Meeting and to serve as a director if elected.

While Cede & Co. is furnishing this nomination as the stockholder of record of the Shares, it does so at the request of Participant and only as a nominal party for the true party in interest, Indaba Capital Fund, L.P.  Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Indaba Capital Fund, L.P. is not denied its rights as the beneficial owner of the Shares, and Cede & Co. assumes no further responsibility in this matter.

Very truly yours,
Cede & Co.
BY:____________________
(Partner)

Dated:

EXHIBIT A

Information Regarding Nominee

Name: William H. Lenehan
Date of Birth: XXXX
Business Address: 2784 Union Street, Apt 1, San Francisco, CA 94123
Residence Address: XXXX

Class and number of shares of stock of the Company owned by the nominee:
None

Biographical Information:

William H. Lenehan
Since June, 2011, Mr. Lenehan, age 35, has been the Interim Chief Executive Officer of MI Developments, Inc., a real estate operating company.  He also serves as a member of the Board of Directors of MI Developments, Inc. and its Strategic Review Committee.  From August 2001 to February 2011, Mr. Lenehan was an investment professional at Farallon Capital Management, L.L.C. in the real estate group, where he was involved with numerous private equity investments in the real estate sector, including office buildings, residential land, resort communities, mixed use properties and retail properties.  Mr. Lenehan has a BA in economics and classics from Claremont McKenna College.  Mr. Lenehan’s qualifications to serve on the Company’s Board of Directors include his experience as a private equity investor in the real estate sector, as well as his current position as Interim Chief Executive Officer and member of the board of MI Developments, Inc.

To the knowledge of Indaba Capital Fund, L.P., Mr. Lenehan would qualify as an independent director of the Company under the NYSE listing standards.  Further, other than as described above, there is no information with respect to Mr. Lenehan that would be required to be disclosed by the following items of Regulation S-K:
•	Instruction 4 to Item 103
•	Item 401(a)
•	Item 401(d)
•	Item 401(f)
•	Item 404(a)

EXHIBIT B

WRITTEN CONSENT OF NOMINEE TO BE NAMED IN A
PROXY, CONSENT OR INFORMATION STATEMENT AND TO SERVE AS A DIRECTOR

I, William H. Lenehan, hereby consent to being named as a nominee for the board of directors of Gramercy Capital Corp. (the "Company") in any proxy, consent or information statement issued relating to the election of directors of the Company at any special meeting of holders of preferred stock or otherwise. Furthermore, I agree to serve as a director of the Company if so elected.

Dated as of November 16, 2011.

By:   /s/ William H. Lenehan_________
Name:   William H. Lenehan

Exhibit 1

JOINT FILING AGREEMENT
       PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing Schedule 13D/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  November 22, 2011

INDABA CAPITAL MANAGEMENT, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	Indaba Partners, LLC, its general partner

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
Derek C. Schrier